Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

# 2 Year Market-Linked Notes Linked to CITIMAS5

## Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

| | |
|---|---|
| Issuer: | Citigroup Global Markets Holdings Inc. |
| Guarantor: | Citigroup Inc. |
| Index: | Citi Grandmaster 5 Excess Return Index (ticker: CITIMAS5) |
| Pricing date: | March 28, 2023 |
| Valuation date: | March 28, 2025 |
| Maturity date: | April 2, 2025 |
| CUSIP / ISIN: | 17331CZ59 / US17331CZ599 |
| Initial index level: | The closing level of the Index on the pricing date |
| Final index level: | The closing level of the Index on the valuation date |
| Index return: | (Final index level - initial index level) / initial index level |
| Upside participation rate: | 250.00% to 300.00%* |
| Payment at Maturity: | For each note you hold at maturity, the $1,000 stated principal amount *plus* the note return amount, which will be either zero or positive |
| Note return amount: | • If the final index level is **greater than** the initial index level: $1,000 × the index return × the upside participation rate<br>• If the final index level is **less than or equal to** the initial index level: $0<br>All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. |
| Stated principal amount: | $1,000 per note |
| Pricing Supplement: | Preliminary Pricing Supplement dated March 6, 2023 |

* The actual upside participation rate will be determined on the pricing date.
** The hypotheticals assume that the upside participation rate will be set at the lowest value indicated in this offering summary.

## Hypothetical Payment at Maturity**


The Index
The Notes
$2,000
$1,750
$1,500
$1,250
$1,000
$750
$500
$250
$0
Payment at Maturity per $1,000 Principal Amount
Market-Linked Return
$1,000 Stated Principal Amount
-100.00%
-80.00%
-60.00%
-40.00%
-20.00%
0.00%
20.00%
40.00%
60.00%
80.00%
100.00%
Index Return

| Hypothetical Index Return | Hypothetical Note Return | Hypothetical Payment at Maturity |
|---|---|---|
| 100.00% | 250.00% | $3,500.00 |
| 75.00% | 187.50% | $2,875.00 |
| 50.00% | 125.00% | $2,250.00 |
| 25.00% | 62.50% | $1,625.00 |
| 10.00% | 25.00% | $1,250.00 |
| 5.00% | 12.50% | $1,125.00 |
| 0.00% | 0.00% | $1,000.00 |
| -10.00% | 0.00% | $1,000.00 |
| -20.00% | 0.00% | $1,000.00 |
| -30.00% | 0.00% | $1,000.00 |
| -40.00% | 0.00% | $1,000.00 |
| -50.00% | 0.00% | $1,000.00 |
| -100.00% | 0.00% | $1,000.00 |

# Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

## Key Features of the Index

- Developed by Citigroup Global Markets Limited and launched on August 2, 2022.
- Tracks the performance of a hypothetical investment portfolio composed of selected assets within four asset classes – government bonds, commodities, U.S. bonds and equities – as well as a hypothetical uninvested allocation, where the allocations within that portfolio are dynamically adjusted as described below. Each asset class consists of weighted exposure to the indexes or exchange-traded funds listed in the table below.

| Asset Class/Constituent | Market Tracked by Constituent | Weight of Constituent within Asset Class | Max Asset Class Weight within Invested Allocation |
|---|---|---|---|
| **Government Bonds** | | | |
| Citi 10Y-2Y Dynamic US IR Futures Trackers Index | Dynamic allocation between 10Y and 2Y US Treasury futures | 40% | 50% - 100% (Depending on Dynamic Bond Cap) |
| Citi 10Y-2Y Dynamic EU IR Futures Trackers Index | Dynamic allocation between 10Y and 2Y German government bond futures | 40% | |
| Citi IR 10Y JGB Futures Market Tracker Index | 10Y Japanese government bond futures | 20% | |
| **Commodities** | | | |
| Bloomberg Energy Subindex | Commodity futures on crude oil, heating oil, unleaded gasoline and natural gas | 33.33% | 30% |
| Bloomberg Precious Metals Subindex | Commodity futures on gold and silver | 33.33% | |
| Bloomberg Industrial Metals Subindex | Commodity futures on aluminum, copper, nickel and zinc | 33.33% | |
| **U.S. Bonds** | | | |
| iShares iBoxx $ Investment Grade Corporate Bond ETF | U.S. investment-grade corporate bonds | 30% | 20% |
| iShares Core U.S. Aggregate Bond ETF | Total U.S. investment-grade bond market | 30% | |
| iShares TIPS Bond ETF | Inflation-protected U.S. Treasury bonds | 20% | |
| iShares iBoxx High Yield Corporate Bond ETF | U.S. high yield corporate bonds | 20% | |
| **Equities** | | | |
| Citi Equity US Large Cap QX Market Tracker Index | Large-cap U.S. equity futures | 60% | 100% |
| Citi Equity Eurozone Large Cap QS Market Tracker Index | Large-cap Eurozone equity futures | 30% | |
| Citi Equity JN (SGX) Large Cap QS Market Tracker Index | Large-cap Japanese equity futures | 10% | |
| **Uninvested Cash** | | | |

- Each month, allocates a percentage weight to each asset class within its invested allocation equal to the average of the optimal percentage weights determined for that asset class for a date at the beginning of each of the next 12 months.
  - For purposes of the Index, the optimal percentage weight for each asset class at each monthly start date is taken to be the percentage weight that would maximize the sum of the "expected investment utilities" of each of the four asset classes at that monthly start date, subject to the maximum asset class percentage weights indicated in the table above.
  - Expected investment utility of an asset class may be broadly understood as representing a measure of its estimated return discounted by its estimated risk (represented by volatility), where the size of the discount for estimated risk increases as the percentage weight of the asset class within the Index's invested allocation increases.
  - Expected investment utility for each asset class on the monthly start date for each of the next 12 months is determined through an iterative process of calibrating, or fine-tuning, an estimate of expected investment utility through each of 1,000 future market simulations. Future market simulations are constructed each month by randomly distributing historical daily returns from the prior year over the next 12 months and, in times of elevated U.S. equity market volatility, also using data from historical periods with similar levels of U.S. equity market volatility.
- Seeks to maintain a volatility target of 5% per annum. The Index will allocate a portion of its exposure away from its invested allocation and into an uninvested allocation if it needs to reduce the volatility of the invested allocation to maintain its volatility target. Alternatively, the Index may have up to 150% leveraged exposure to the invested allocation if it needs to increase the volatility of the invested allocation to meet its volatility target.
- The performance of the Index will be reduced by an implicit financing cost.
- Index fee of 0.50% per annum is deducted daily from Index performance.

## Selected Risks

- You may not receive any return on your investment in the notes. You will receive a positive return on your investment in the notes only if the Index appreciates from the initial index level to the final index level. If the final index level is equal to or less than the initial index level, you will receive only the stated principal amount of $1,000 for each note you hold at maturity.
- The notes do not pay interest.
- Your payment at maturity depends on the closing level of the Index on a single day.
- The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes.
- The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.
- Sale of the notes prior to maturity may result in a loss of principal.
- Because the notes provide for repayment of the principal amount at maturity regardless of the performance of the Index, you may not receive a meaningful incremental benefit from the Index's volatility-targeting feature even though you will be subject to its significant drawbacks.
- The estimated value of the notes on the pricing date will be less than the issue price. For more information about the estimated value of the notes, see the accompanying preliminary pricing supplement.
- The value of the notes prior to maturity will fluctuate based on many unpredictable factors.
- The issuer and its affiliates may have conflicts of interest with you.
- The notes calculation agent, which is an affiliate of the issuer, will make important determinations with respect to the notes.
- Discontinuance of the Index could adversely affect the value of the notes.
- The Index may fail to allocate optimal weights among the asset classes. Among other reasons, the future market simulations may not prove to be accurate models of actual performance. Moreover, the Index does not give each asset class the weight that is determined to be optimal for the current monthly start date.
- The Index methodology will tilt the invested allocation toward lower-volatility asset classes, which may dampen the Index's potential return and expose the Index to a significant degree to the risks affecting bond values.
- The government bond and U.S. bond constituents are both composed of bonds and are likely to be adversely affected by rising interest rates or declining perceived creditworthiness of their issuers.
- The performance of each constituent will be reduced by an implicit financing cost, and any increase in this cost will adversely affect the performance of the Index.
- The Index's volatility targeting feature may result in a significant portion of its exposure being hypothetically uninvested, on which no interest or other return will accrue.
- The performance of the Index will be adversely affected by the deduction of an index fee.
- The Index is subject to foreign currency exchange rate risk in addition to risks associated with the government bond, commodity, U.S. bond and equity asset classes.
- The Index may fail to maintain its volatility target and may experience steep declines as a result.
- The constituents may not be representative of the asset classes that they purport to represent.
- The performance of the Index will be highly sensitive to the specific parameters by which it is calculated.
- The invested allocation is composed of risky assets and may decline in value.
- The Index has limited historical information.

**The above summary of selected risks does not describe all of the risks associated with an investment in the notes. You should read the preliminary pricing supplement and index supplement for a more complete description of risks relating to the notes.**

Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, index supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, index supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 255302 and 333 - 255302 - 03) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the notes. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page. Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.